UNITED STATES OF AMERICA

                            before the

                SECURITIES AND EXCHANGE COMMISSION


                                                      )
APPLICATION/DECLARATION BY THE CONNECTICUT LIGHT AND  )  CERTIFICATE AS TO
POWER COMPANY AND WESTERN MASSACHUSETTS ELECTRIC      )  CONSUMMATION
COMPANY WITH RESPECT TO REFINANCING OF INDEBTEDNESS   )  OF TRANSACTION
RELATING TO POLLUTION CONTROL FACILITIES              )
                                                      )
File No. 70-8088                                      )  35-CERT
                                                      )
(Public Utility Holding Company Act of 1935)          )
                                                      )
                                                      )
                                                      )


   Reference is hereby made to (i) the Application/Declaration on Form U-1, as amended, filed by The Connecticut Light and Power Company ("CL&P") and Western Massachusetts Electric Company ("WMECO" and, together with CL&P, the "COMPANIES") in the above-referenced proceeding (the "DECLARATION") and
(ii) the Order of the Securities and Exchange Commission set forth in Release No. 35-25881 (September 15, 1993) permitting the Declaration to become effective (the "ORDER"). Capitalized terms used herein and not otherwise defined are used as defined in the Declaration.

   On October 1, 1998, the Companies exercised their options under the Bond Documents to cause the interest rates on the New Bonds to be converted for their remaining terms to bear interest at fixed rates (instead of their previous variable weekly rates), as described in the Declaration.
Following such conversion, the CL&P New Bonds-A, in principal amount of $245,500,000, bear interest at the rate of 5.85%; the CL&P New Bonds-B, in principal amount of $70,000,000, bear interest at the rate of 5.95%; and the WMECO New Bonds, in principal amount of $53,800,000, bear interest at the rate of 5.85% per annum. Following such conversion, the New Bonds are no longer supported by the Letters of Credit.

   Pursuant to the Public Utility Holding Company Act of 1935, as amended, and Rule 24(a) thereunder, CL&P and WMECO each hereby certifies that the interest rate conversion transactions described above have been carried out in accordance with the terms and conditions of and for the purposes represented by Declaration, and of the Order.

   Contemporaneously with the conversion of the New Bonds as aforesaid, CL&P also exercised its option to convert the interest rates on three other series of similar pollution control revenue bonds from variable weekly rates to long-term fixed rates. The three other series of bonds that were converted, together with the New Bonds, are as follows:

      SERIES         PRINCIPAL AMOUNT    FIXED INTEREST         SEC           SEC RELEASE NO.
                                              RATE           FILE NO.      (DATE OF SEC RELEASE)
CL&P 1986               $15,400,000           5.90%           70-7320            35-24263
                                                                            (December 16, 1986)
CL&P 1988               $10,000,000           5.90%           70-7543            35-24734
                                                                            (October 24, 1988)
CL&P 1992A              $21,000,000           5.85%           70-8060            35-25692
                                                                            (December 3, 1992)
CL&P 1993A             $245,500,000           5.85%           70-8088            35-25881
                                                                           (September 15, 1993)
CL&P 1993B              $70,000,000           5.95%           70-8088            35-25881
                                                                           (September 15, 1993)
WMECO 1993A             $53,800,000           5.85%           70-8088            35-25881
                                                                           (September 15, 1993)

Contemporaneously with the filing of this Certificate as to Consummation of Transaction, CL&P is filing a Certificate as to Consummation of Transaction with respect to each such other conversion.

[SIGNATURE PAGE FOLLOWS]

Dated: October 8, 1998

                  THE CONNECTICUT LIGHT AND POWER COMPANY



                  By   /s/ Richard J. Wasserman
                    Richard J. Wasserman
                    For Day, Berry & Howard LLP
                    CityPlace I
                    Hartford, Connecticut 06103-3499
                    Its Attorneys

                  WESTERN MASSACHUSETTS ELECTRIC COMPANY



                  By  /s/ Richard J. Wasserman
                    Richard J. Wasserman
                    For Day, Berry & Howard LLP
                    CityPlace I
                    Hartford, Connecticut 06103-3499
                    Its Attorneys